File No.
82-34943

08003407





SUPPL

Consolidated Financial Statements of

# ~~HEMISPHERE GPS INC.~~

(formerly CSI Wireless Inc.)

Three months ended March 31, 2008 and 2007

(expressed in U.S. dollars)

dw 6/25

# HEMISPHERE GPS INC.

(formerly CSI Wireless Inc.)
Consolidated Balance Sheets
(unaudited - expressed in U.S. dollars)

| | March 31, 2008 | December 31, 2007 |
|---|---|---|
| | | (note 2) |
| **Assets** | | |
| Current assets: | | |
| Cash | $ 17,377,264 | $ 13,455,779 |
| Accounts receivable | 11,113,233 | 7,128,751 |
| Inventories | 14,843,505 | 15,325,088 |
| Deferred commissions | 275,687 | 262,945 |
| Prepaid expenses and deposits | 498,841 | 637,009 |
| Current assets of discontinued operations | – | 398,402 |
| | 44,108,530 | 37,207,974 |
| Deferred commissions | 266,972 | 257,546 |
| Property and equipment | 8,114,679 | 8,200,232 |
| Intangible assets | 9,951,981 | 10,905,247 |
| Goodwill | 41,573,351 | 43,247,897 |
| | $ 104,015,513 | $ 99,818,896 |
| **Liabilities and Shareholders' Equity** | | |
| Current liabilities: | | |
| Accounts payable and accrued liabilities | $ 10,080,574 | $ 8,437,776 |
| Deferred revenue | 1,727,749 | 1,607,063 |
| Current portion of capital leases | 49,877 | 102,939 |
| Notes payable (note 3) | 11,264 | 327,963 |
| Current liabilities of discontinued operations | – | 58,477 |
| | 11,869,464 | 10,534,218 |
| Deferred revenue | 1,764,035 | 1,716,973 |
| Shareholders' equity: | | |
| Share capital (note 4) | 103,242,744 | 86,592,382 |
| Performance warrants | 5,296,681 | 5,296,681 |
| Contributed surplus | 2,664,881 | 2,685,651 |
| Warrants (note 4(d)) | – | 16,237,045 |
| Deficit | (34,510,142) | (40,469,714) |
| Accumulated other comprehensive income (note 2) | 13,687,850 | 17,225,660 |
| | 90,382,014 | 87,567,705 |
| | $ 104,015,513 | $ 99,818,896 |

See accompanying notes to consolidated financial statements.

# HEMISPHERE GPS INC.

(formerly CSI Wireless Inc.)
Consolidated Statements of Operations and Deficit
Three months ended March 31, 2008 and 2007
(unaudited - expressed in U.S. dollars)

| | 2008 | 2007 (note 2) |
|---|---|---|
| Sales | $ 25,908,764 | $ 16,648,055 |
| Cost of sales | 12,834,517 | 8,400,961 |
| | 13,074,247 | 8,247,094 |
| Expenses: | | |
| Research and development | 1,804,391 | 1,080,883 |
| Sales and marketing | 3,298,067 | 2,639,236 |
| General and administrative | 1,965,506 | 1,136,579 |
| Stock-based compensation (note 4(c)) | 127,880 | 187,605 |
| Amortization | 927,765 | 514,790 |
| | 8,123,609 | 5,559,093 |
| Earnings before undernoted items | 4,950,638 | 2,688,001 |
| Foreign exchange gain | (594,359) | (39,991) |
| Interest income | (115,172) | (63,004) |
| Legal fees on the settlement of lawsuit | – | 540,761 |
| Other income | (263,036) | – |
| Earnings before income taxes | 5,923,205 | 2,250,235 |
| Current income taxes | 113,768 | – |
| Earnings from continuing operations | 5,809,437 | 2,250,235 |
| Loss from discontinued operations | – | 89,527 |
| Net earnings | 5,809,437 | 2,160,708 |
| Deficit, beginning of period | (40,469,714) | (39,581,793) |
| Adjustment due to adoption of new accounting policy (note 1) | 150,135 | – |
| Deficit, end of period | $ (34,510,142) | $ (37,421,085) |
| Earnings per common share from continuing operations: | | |
| Basic | $ 0.11 | $ 0.05 |
| Diluted | 0.11 | 0.05 |
| Earnings per common share: | | |
| Basic | $ 0.11 | $ 0.05 |
| Diluted | 0.11 | 0.05 |
| Weighted average shares outstanding: | | |
| Basic | 50,786,540 | 46,139,053 |
| Diluted | 51,533,451 | 46,139,053 |

See accompanying notes to consolidated financial statements.

# HEMISPHERE GPS INC.

(formerly CSI Wireless Inc.)
Consolidated Statements of Comprehensive Income
Three months ended March 31, 2008 and 2007
(unaudited - expressed in U.S. dollars)

| | 2008 | 2007 |
|---|---|---|
| Net earnings | $ 5,809,437 | $ 2,160,708 |
| Unrealized gains (loss) recorded on translation of assets and liabilities (note 2) | (3,537,810) | 8,402,216 |
| Comprehensive income | $ 2,271,627 | $ 10,562,924 |

See accompanying notes to consolidated financial statements.

# HEMISPHERE GPS INC.

(formerly CSI Wireless Inc.)
Consolidated Statements of Cash Flows
Three months ended March 31, 2008 and 2007
(unaudited - expressed in U.S. dollars)

| | 2008 | 2007 |
|---|---|---|
| | | (note 2) |
| Cash flows from operating activities: | | |
| Earnings from continuing operations | $ 5,809,437 | $ 2,250,235 |
| Items not involving cash: | | |
| Amortization | 927,765 | 514,790 |
| Stock-based compensation | 127,880 | 187,605 |
| Cash from continuing operations | 6,865,082 | 2,952,630 |
| Change in non-cash operating working capital: | | |
| Accounts receivable | (4,027,116) | (3,679,917) |
| Inventories | (114,455) | (618,091) |
| Prepaid expenses and deposits | 116,198 | 148,449 |
| Accounts payable and accrued liabilities | 2,016,258 | 2,672,093 |
| Notes payable | (311,217) | – |
| Deferred revenue | 303,492 | 534,285 |
| Deferred commissions | (43,327) | (103,628) |
| | 4,804,915 | 1,905,821 |
| Cash used in discontinued operations | – | (111,144) |
| | 4,804,915 | 1,794,677 |
| Cash flows from (used in) financing activities: | | |
| Long-term debt | – | (256,501) |
| Capital leases | (50,241) | (41,237) |
| Issue of share capital | 334,454 | 24,675 |
| Share issue cost | (69,716) | (14,488) |
| | 214,497 | (287,551) |
| Cash flows used in investing activities: | | |
| Purchase of property and equipment | (471,469) | (127,308) |
| Increase in cash position | 4,547,943 | 1,379,818 |
| Effect of currency translation on cash balances and cash flows | (626,458) | 125,389 |
| Cash, beginning of period | 13,455,779 | 9,577,280 |
| Cash, end of period | $ 17,377,264 | $ 11,082,487 |
| Supplemental disclosure: | | |
| Interest paid | $ 7,183 | $ 18,514 |
| Interest received | 111,258 | 81,411 |

See accompanying notes to consolidated financial statements.

**1. Basis of presentation:**

The accompanying unaudited consolidated financial statements for Hemisphere GPS Inc. (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. The financial information included herein is unaudited. The disclosures in these interim financial statements are incremental to those included within the annual financial statements and should be read in conjunction with those annual statements. These interim financial statements follow the same accounting policies and methods of application as the most recent annual audited financial statements dated December 31, 2007, except for the following changes in accounting policies.

As of January 1, 2008, the Company has adopted newly issued accounting standard CICA Handbook Section 3031, "*Inventories*", relating to the method of accounting for inventory and the related disclosures. The Company had adopted this accounting standard retrospectively, without restatement of prior year results, resulting in a decrease in the opening deficit of $150,135.

As of January 1, 2008, the Company also adopted CICA Handbook Section 1535, "*Capital Disclosures*", Section 3862, "*Financial Instruments – Disclosures*", and Section 3863, "*Financial Instruments – Presentation*". The new standards have been adopted on a prospective basis with no restatement of prior periods. Section 1535 requires additional disclosures regarding the Company's capital management (note 7), while Section 3862 addresses financial instruments and the nature, extent and management of risks arising from financial instruments to which the Company may be exposed (note 6). The adoption of Section 3863 had no effect on the presentation of the Company's financial instruments.

**2. Change in reporting currency:**

The Company has historically prepared and reported its financial statements in Canadian dollars. As the Company has grown, its operations have expanded in the United States ("US") and as a result, substantially all of its revenues, and a significant portion of its expenses are denominated in US dollars. In order to better reflect this, the Company has elected to adopt the US dollar as its reporting currency effective January 1, 2008. The Company continues to have a Canadian dollar measurement currency for its consolidated operations.

## 2. Change in reporting currency (continued):

In effecting this change, the Company has followed the recommendations of the Emerging Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants, set out in EIC-130, *Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency.* Based on the recommendations of EIC-130, the financial statements for all periods presented have been translated into US dollars using the Current Rate method. Under this method, the statements of operations and cash flows for each period have been translated into the reporting currency using the average exchange rates prevailing during each reporting period. All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheet dates. Shareholders' equity has been translated using the rates of exchange in effect as of the dates of the various capital transactions. All exchange differences resulting from the translation are included in the accumulated other comprehensive income in shareholders' equity. All comparative information has been restated to reflect the Company's results as if they had been historically reported in US dollars.

## 3. Business acquisition:

Beeline Technologies Pty Ltd:

On December 20, 2007, the Company, through a wholly-owned subsidiary incorporated in Australia, completed the acquisition of the shares and outstanding securities of Beeline Technologies Pty Ltd. ("Beeline"). The acquisition has been accounted for using the purchase method and the allocation of the purchase price based on fair values was as follows:

| | |
|---|---|
| Current assets | $ 333,298 |
| Property and equipment | 187,755 |
| Intangible assets | 7,218,500 |
| Goodwill | 14,483,336 |
| Current liabilities | (279,630) |
| Notes payable | (320,568) |
| | $21,622,691 |

Consideration consisted of:

| | |
|---|---|
| Cash | $12,179,432 |
| Common shares issued | 8,500,000 |
| Transaction costs | 943,259 |
| | $21,622,691 |

(unaudited - expressed in U.S. dollars)

## 4. Share capital:

(a) Authorized:

Unlimited common shares

Unlimited first preferred shares, issuable in series

Unlimited second preferred shares, issuable in series

(b) Issued:

Issued share capital consists only of common shares, as follows;

| | Number of Shares | Amount |
|---|---|---|
| Balance, December 31, 2007 | 48,819,341 | $ 86,592,382 |
| Issued on exercise of stock options | 185,746 | 334,454 |
| Exercise of Special Warrants | 5,555,600 | 17,446,061 |
| Share issue cost | – | (1,278,797) |
| Transfer from contributed surplus on exercise of stock options | – | 148,644 |
| Balance March 31, 2008 | 54,560,687 | $103,242,744 |

(c) Stock-based compensation:

At March 31, 2008 there were 2,588,612 stock options outstanding. During the first quarter of 2008 the Company granted nil stock options (2007– 205,000). For the three months ended March 31, 2008, the Company recorded $127,880 (2007 – $187,605) as compensation expense. No portion of this amount was attributable to discontinued operations.

(d) On December 27, 2007 the company closed the bought-deal private placement of 5,555,600 Special Warrants issued at a price of $3.15 CDN per Special Warrant for total gross proceeds of $17,446,061. On March 26, 2008, 5,555,600 Common shares were issued and the Special Warrants were cancelled.

## 5. Segmented information:

The Company has three operating segments based upon the structure in which management has organized the operations of the Company for making operating decisions, resource allocation decisions and assessing financial performance. The operating segments have been defined primarily by the products, markets, distribution methods and customer composition associated with each segment.

All of the reportable operating segments derive their revenue from the sale of GPS guidance related products. Because of their shared nature, the Company does not allocate goodwill, property and equipment, capital expenditures or related amortization to its operating segments.

(unaudited - expressed in U.S. dollars)

**5. Segmented information (continued):**

| March 31, 2008 | Ground Ag | Air | Precision | Shared | Total |
|---|---|---|---|---|---|
| Sales | $ 20, 417,000 | $ 2,743,000 | $ 2,749,000 | $ – | $ 25,909,000 |
| Contribution (loss) | $ 7,318,000 | $ 831,000 | $ 847,000 | $ (3,187,000) | $ 5,809,000 |

| March 31, 2007 | Ground Ag | Air | Precision | Shared | Total |
|---|---|---|---|---|---|
| Sales | $ 13,864,000 | $ 1,252,000 | $ 1,532,000 | $ – | $ 16,648,000 |
| Contribution (loss) | $ 4,616,000 | $ 356,000 | $ 54,000 | $ (2,776,000) | $ 2,250,000 |

Assets and sales by geographic segment:

| | Assets | | Sales Three months ended | |
|---|---|---|---|---|
| | March 31, 2008 | December 31, 2007 | March 31, 2008 | March 31, 2007 |
| United States | $ 54,274,000 | $ 45,961,000 | $ 15,730,000 | $ 8,992,000 |
| Canada | 27,099,000 | 53,323,000 | 5,053,000 | 4,034,000 |
| Europe | – | – | 2,216,000 | 1,732,000 |
| Australia | 22,643,000 | 535,000 | 1,143,000 | 893,000 |
| Other | – | – | 1,767,000 | 997,000 |

**6. Financial Instruments and Financial Risk Management:**

The carrying values of cash, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these instruments. All capital lease obligations with variable interest rates are assumed to be at fair value and therefore are not revalued.

The nature of these instruments and the Company's operations expose the Company to the following risks:

(a) Credit risk:

Credit risk reflects the risk that the Company may be unable to collect amounts due to the Company from customers for its products or for other transactions that may be entered by the Company. The extent of the risk depends on the credit quality of the party from which the amount is due.

**6. Financial Instruments and Financial Risk Management (continued):**

The Company employs established credit approval and monitoring practices to mitigate this risk, including reviewing the creditworthiness of new customers to establish credit limits, monitoring customer payment performance and, where considered appropriate, reviewing the financial condition of its existing customers and other debtors. The Company establishes an allowance for doubtful accounts that corresponds to the credit risk of its customers, historical trends and economic circumstances.

During the three month period ended March 31, 2008, the Company recorded bad debt expense of $113 thousand to reflect accounts that may not be collectible and has a total reserve against accounts receivable totaling $296 thousand for such accounts.

(b) Interest risk:

The Company is exposed to interest rate risk on cash balances earning interest income and to the extent that it may draw on its operating line of credit or carry other forms of debt which calculate interest as a function of variable interest rates. At March 31, 2008, the Company does not carry material liabilities that are exposed to variable interest rates.

(c) Liquidity risk:

The Company may be exposed to liquidity risk if it is unable to collect its trade accounts receivable balances on a timely basis, which in turn could impact the Company's ability to meet commitments to creditors. The Corporation manages its liquidity risks by carrying a target level of cash on its balance sheet, by maintaining a conservative capital structure, by prudently managing its credit risks and by maintaining sufficient capacity within its credit facilities to meet any near-term liquidity requirements.

(d) Foreign exchange risk:

The Company is exposed to foreign exchange risk primarily in the following ways:

i. Cashflow - the majority of the Company's revenues and a significant portion of its expenses are denominated in US dollars, however certain of its expenses are denominated in Canadian dollars and Australian dollars. Historically, Management has estimated that approximately 65 – 75% of its costs, including cost of sales, are denominated in US dollars.

ii. Working Capital – The Company has a Canadian dollar functional currency. As a result, the Company is exposed to foreign exchange risk for working capital items denominated in US dollars and Australian dollars. At March 31, 2008, working capital denominated in US dollars was approximately $19 million.

## 6. Financial Instruments and Financial Risk Management (continued):

The Company mitigates its exposure to foreign currency risk in the following ways:

i. Cashflow – The Company mitigates its cashflow exposures by incurring costs, where practical, in US dollars to match the currency of the majority of its revenues. The Company has not in the past managed its cashflow foreign currency exposures through the use of financial instruments, however, may enter financial instruments to mitigate this exposure if considered appropriate.

ii. Working Capital – The Company enters into financial instruments designed to offset the exposure to US dollar denominated working capital. The Board of Directors has approved the execution of financial instruments with a maximum notional value of US$20 million which have the objective of offsetting the exposure the Company faces by carrying positive US dollar working capital. When considered appropriate, the Company enters financial instruments which are settled for cash using the Bank of Canada noon day rate as the reference foreign exchange rate.

## 7. Capital Management

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern so that it can continue to seek to provide returns for shareholders and benefits for other stakeholders, to maintain an optimal structure to reduce the cost of capital and to facilitate the growth strategy of the Company.

The Company monitors its capital management through analysis of near-term and mid-term cashflow expectations to ensure an adequate amount of liquidity and through the monthly review of financial results and business expectations. The Company considers the shareholders' equity to be the capital of the Company.

Based upon the dynamic nature of the technology markets that the Company engages in, and the low level of tangible assets required, the capital strategy is to carry a very low level of debt (including capital leases and notes payable). Although a formal debt to equity ratio has not been established by the Company, the ratio of debt to equity has not exceeded 5% at year end in each of the last four years.

Where considered appropriate by Management and/or the Board of Directors, the Company may incur and carry long-term debt from time to time as a result of expansion activities, including acquisitions. In December 2007, the Company incurred a bridge financing loan of US$8 million in order to facilitate the acquisition of Beeline. In keeping with the Company's capital strategy to maintain a low debt to equity ratio, the bank loan was repaid before the end of December 2007 with proceeds from a Special Warrants financing.

**8. Seasonality of Operations:**

A large portion of the Company's revenues are derived from agricultural markets in the Northern Hemisphere. As a result, the Company's revenues are subject to seasonality associated with the heaviest buying season of such markets which takes place in the first half of the calendar year.

**9. Comparative figures:**

Certain comparative information has been reclassified to conform with the current period's presentation.

Hemisphere GPS

# Hemisphere GPS Inc.
## Interim Management Discussion and Analysis
## Three month period ended March 31, 2008

File No.
82-34943



The following discussion and analysis is effective as of May 1, 2008 and should be read together with the unaudited interim consolidated financial statements of Hemisphere GPS Inc. ("Hemisphere GPS" or the "Company") for the three month period ended March 31, 2008 and the accompanying notes. Additional information relating to Hemisphere GPS, including the Company's Annual Information Form, can be obtained from documents filed on the System for Electronic Document Analysis and Retrieval ("SEDAR") on the internet at www.sedar.com and which is supplemental to the unaudited interim consolidated financial statements and notes for the three month period ended March 31, 2008.

**Overview**

Hemisphere GPS Inc. is engaged in the design, manufacture and sale of innovative, cost-effective GPS products for positioning, guidance and machine control applications in agriculture, marine and other markets. Hemisphere GPS has three primary product lines: Ground Agriculture products, Air products and Precision products for non-agriculture markets, including marine and geographic information systems ("GIS").

On December 20, 2007, the Company announced that it had closed the acquisition of all of the outstanding shares of Beeline Technologies Pty Ltd. ("Beeline"), which complemented the Ground Agriculture product line in agricultural markets in addition to providing access to certain new vertical markets. The consolidated financial results for the first quarter of 2008 include the financial results for Beeline.

Prior to 2006, the Company also carried out activities through its Wireless Business Unit, which included two primary product lines: Fixed Wireless Telephones and Telematics products. In 2006, the Company divested the Wireless product lines and as a result, those activities were treated as discontinued operations in the financial statements for 2006 and 2007. In 2008, the Wireless activities have largely wound down, and it is anticipated that there will be no significant further financial impact from such activities.

**Change in Reporting Currency**

The Company has historically prepared and reported its financial statements in Canadian dollars. As the Company has grown, its operations have expanded in the United States ("US") and as a result, substantially all of its revenues, and a significant portion of its expenses are denominated in US dollars. In order to better reflect this, the Company has elected to adopt the US dollar as its reporting currency effective January 1, 2008. The Company continues to have a Canadian dollar measurement currency for its consolidated operations.

In effecting this change, the Company has followed the recommendations of the Emerging Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants, set out in EIC-130, *Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency.* Based on the recommendations of EIC-130, the financial statements for all periods presented have been translated into US dollars using the Current Rate method. Under this method, the statements of operations and cash flows for each period have been translated into the reporting currency using the average exchange rates prevailing during each reporting period. All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheet dates. Shareholders' equity has been translated using the rates of exchange in effect as of the dates of the various capital transactions. All exchange differences resulting from the translation are included in accumulated other comprehensive income in shareholders' equity. All comparative information has been restated to reflect the Company's results as if they had been historically reported in US dollars.

As a result of this change, all financial information referenced in this Management Discussion and Analysis is denominated in US dollars, unless otherwise indicated.

# Hemisphere GPS Inc.
# Interim Management Discussion and Analysis
# Three month period ended March 31, 2008

## Results of Operations

### Quarter Ended March 31, 2008 versus Quarter Ended March 31, 2007

***Revenue***

For the three months ended March 31, 2008, revenue was $25.9 million, up 56% from revenues of $16.6 million for the same period of 2007. Of this change, organic growth associated with the Company's pre-existing product lines represented over 85% of the growth, with the remainder resulting from the acquisition of Beeline on December 20, 2007.

Significant revenue growth was realized in all product lines and regions. Revenues from each of the Company's operating segments were as follows in the first quarter of 2008 and 2007:

| (000's) | Q1 2008 | Q1 2007 |
|---|---|---|
| Ground Agriculture | $ 20,417 | $ 13,864 |
| Air | 2,743 | 1,252 |
| Precision Products | 2,749 | 1,532 |
| | $ 25,909 | $ 16,648 |

Revenue growth in Ground Agriculture and Air continues to be driven by strong fundamentals in the agriculture market driving higher grain prices and consequently farm incomes. In 2007, the Company saw particular strength in revenues from non-North American markets, many of which benefited from early harvests at strong grain prices. During the first quarter of 2008, the Company saw growth of about 60% in North American revenues and 40% growth in non-North American revenues - reflecting the realization of strong prices by farms in North America from the harvest in the last half of the year. Since the North American harvest began during the third quarter of 2007, the Company has realized growth of approximately 70% compared to the same period in the prior year. In addition, the Company commenced shipments of its Outback S3 product during March, which contributed to revenue growth in the quarter.

Revenues from the Precision products line saw significant growth in the first quarter of 2008 driven by strong demand for the Company's Vector heading sensor and differential GPS receiver products.

***Gross Margin***

Gross margins for the quarter of $13.1 million and 50.5% are up from $8.2 million and 49.5% for the same quarter of 2007.

Comparing the first quarter of 2008 to 2007, the strengthening of the Canadian dollar relative to the US dollar has had a negative impact on gross margins as a portion of cost of sales is denominated in Canadian dollars, while revenues are denominated almost entirely in US dollars. The Company estimates that the change in the foreign exchange rate of approximately 14% from the first quarter of 2007 had a negative impact on first quarter gross margins of approximately 2.3%.

Offsetting the negative impact of foreign exchange rates is:

- Revenues from the acquisition of Beeline are earned from software sales and generate gross margins of 100%. The inclusion of Beeline financial results in the first quarter of 2008 had a positive impact on gross margins compared to the first quarter of 2007.

- The Company has outsourced certain higher volume components of its products to a manufacturing partner in China, with whom Hemisphere GPS has had a strong relationship for several years. Significant cost reductions have been generated from this initiative with several circuit boards, and now certain finished products, being manufactured by this partner for the Company.
- The Company has launched certain new products since the first quarter of 2007, which are contributing to gross margin improvement, including the Outback S-Lite and S3 products.

***Expenses***

Operating expenses were $8.1 million in the first quarter, an increase of $2.6 million, or 46%, compared to the first quarter of 2007.

- Incremental expenses from Beeline, including amortization of the acquired intangibles, were approximately $1.1 million in the quarter, accounting for an increase of 20% in the quarter.
- Approximately 40% of the Company's operating expenses are denominated in Canadian dollars. As the Canadian dollar strengthened by about 14% from the first quarter of 2007, this accounted for an increase in total operating expenses in US dollar terms of approximately $0.5 million, or 9% during the quarter.

Adjusting for the above items, normalized operating expenses increased by about 17%, or $1.0 million, compared to 2007. Given the significant growth in organic revenue in the quarter, this demonstrates the scalability of the Company's business model as revenues grow.

Research and development expenses increased by approximately 67%, including Beeline expenses, compared to the first quarter of 2007 (38% excluding Beeline). The investment in research and development activities is critical for the Company to maintain and build its position in current and targeted markets. During the first quarter, the Company announced that it had hired Jim Chinnick, an executive with significant experience in managing large technology-related engineering teams, as Vice-President of Engineering. In addition, during 2007 and in the first quarter of 2008, the Company has made a number of significant new hires continuing to build the strength of its research and development capabilities. The acquisition of Beeline added approximately 20 engineering employees, greatly strengthening the Company's software engineering capability.

Sales and marketing expenses increased from the first quarter of 2007 by 25%, or $0.7 million (18% excluding Beeline) related to increased revenues and activity levels.

General and administrative ("G&A") expenses increased by 73% or $0.8 million in the quarter (61% excluding Beeline). As the majority of employees serving G&A functions are in the Calgary, Canada head office location, the impact of the strengthening Canadian dollar on G&A expenses is the greatest for this expense category. In addition, G&A expenses include the costs incurred by the Company to ensure a complete and effective integration of Beeline activities into Hemisphere GPS – which was largely completed during the first quarter.

***Other***

In the first quarter of 2008, the Company recorded interest income of $115 thousand compared to interest income of $63 thousand in 2007. The Company earns interest income on its cash balance, offset by interest expense on capital leases. Other income was $263 thousand during the quarter.

The Company realized a foreign exchange gain of approximately $0.6 million during the first quarter of 2008 compared to a gain of $40 thousand in the corresponding quarter of 2007. Foreign exchange gains and losses arise from a variety of sources, but are driven primarily by the impact of a variable US dollar foreign exchange rate on the translation of US dollar denominated working capital into Canadian dollars

(which is the Company's measurement currency). During the quarter, the Canadian dollar weakened by about 4% from December 31, 2007 resulting in a gain on US dollar denominated working capital.

In the first quarter of 2007, the Company incurred $0.5 million of legal fees associated with a patent infringement lawsuit which was settled in the Company's favour during the third quarter of 2007. No legal fees related to this matter were incurred in 2008 and no further legal expenses related to this matter are anticipated.

***Income Taxes***

The Company recorded $114 thousand of current income tax expense relating to its US operations. US alternative minimum tax ("AMT") is payable on US alternative minimum taxable income, in spite of the availability of tax losses which fully shelter US taxable income for ordinary corporate tax purposes. AMT payable will be fully creditable against future US corporate income taxes, however, at March 31, 2008, no benefit for this potential recovery has been recorded as an asset in these financial statements.

***Discontinued Operations***

In the first quarter of 2007, the Company incurred costs of $90 thousand associated with the divested Wireless activities. There were no significant costs associated with these activities in 2008.

***Net Income***

Hemisphere GPS realized net income of $5.8 million, or $0.11 per share (basic and diluted) in the first quarter of 2008 compared to $2.2 million, or $0.05 per share (basic and diluted) in the first quarter of 2007.

**Quarter Ended March 31, 2008 versus Quarter Ended December 31, 2007**

***Revenue***

Revenue in the first quarter of 2008 of $25.9 million was up 92% from revenue of $13.5 million in the fourth quarter of 2007. Growth was realized in each of the Ground Agriculture, Air and Precision products lines. As outlined earlier in this MD&A, strong grain prices are contributing to increased demand for the Company's agriculture products.

The increase from the fourth quarter is partly explained by the seasonality experienced by the Company. A large portion of the Company's revenues are generated from agricultural markets in the Northern Hemisphere. As a result, the Company's revenues are strongest during the heaviest buying season of such markets - which is the first half of the calendar year as farms prepare for the coming planting season.

In addition to these factors, the acquisition of Beeline, which closed in late December, resulted in an increase in revenue during the quarter.

***Gross Margin***

Gross margins of $13.1 million were up from $6.1 million in the fourth quarter of 2007 due to the impact of seasonality on revenues. Percentage gross margins of 50.5% were up from 45.1% in the fourth quarter. The acquisition of Beeline contributed to the increase, with much of the remainder driven by product mix.

### *Expenses*

Expenses of $8.1 million for the three months ended March 31, 2008 increased by $1.4 million, or 21%, from the fourth quarter. Beeline expenses accounted for approximately $1.1 million of this increase, with variable sales and marketing expenses accounting for much of the additional increase.

### *Other*

Interest income, net of interest expense, of $115 thousand in the first quarter increased from $94 thousand in the quarter ended December 31, 2007 as a result of a higher average cash balance during the quarter. Other income was $263 thousand during the quarter.

The Company realized a foreign exchange gain of $0.6 million in the first quarter of 2008 versus a loss of $27 thousand in the fourth quarter of 2007 relating primarily to the translation of US dollar denominated working capital.

### *Income Taxes*

The Company recorded $114 thousand of current income tax expense relating to AMT on its US operations. There was no similar tax expense in the fourth quarter of 2007.

### *Discontinued Operations*

In the fourth quarter of 2007, the Company realized income from discontinued operations of $0.1 million. There were no significant revenues or costs associated with these activities in the first quarter of 2008.

### *Net Income (Loss)*

Hemisphere GPS realized net income of $5.6 million, or $0.11 per share (basic and diluted) in the first quarter of 2008 compared to a loss of $0.6 million, or $0.01 per share (basic and diluted) in the fourth quarter of 2007.

Hemisphere GPS

# Hemisphere GPS Inc.
# Interim Management Discussion and Analysis
# Three month period ended March 31, 2008

## Summary of Quarterly Results

| | For the Quarter Ended | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| (000's of US dollars) | Jun 30 2006 | Sep 30 2006 | Dec 31 2006 | Mar 31 2007 | Jun 30 2007 | Sep 30 2007 | Dec 31 2007 | Mar 31 2008 |
| Sales | $ 15,064 | $ 5,010 | $ 6,908 | $ 16,648 | $ 14,473 | $ 9,069 | $ 13,471 | $ 25,909 |
| Gross margin | 7,466 | 941 | 2,529 | 8,247 | 6,752 | 4,198 | 6,079 | 13,074 |
| | 50% | 19% | 37% | 50% | 47% | 46% | 45% | 50% |
| Expenses: | | | | | | | | |
| Research and development | 1,093 | 1,012 | 1,062 | 1,081 | 1,181 | 1,240 | 1,449 | 1,804 |
| Sales and marketing | 2,087 | 1,581 | 2,082 | 2,638 | 2,006 | 1,854 | 2,741 | 3,298 |
| General and administrative | 1,335 | 1,062 | 1,479 | 1,137 | 1,440 | 1,290 | 1,725 | 1,965 |
| Stock-based compensation | 166 | 192 | 187 | 188 | 168 | 126 | 133 | 128 |
| Amortization | 552 | 568 | 583 | 515 | 511 | 559 | 673 | 928 |
| | 5,233 | 4,415 | 5,393 | 5,559 | 5,306 | 5,069 | 6,721 | 8,124 |
| Earnings (loss) before undernoted items | 2,233 | (3,474) | (2,864) | 2,688 | 1,446 | (871) | (642) | 4,951 |
| Foreign exchange (gain) loss | 679 | (119) | (46) | (40) | 249 | 404 | 27 | (594) |
| Interest income | (84) | (75) | (24) | (63) | (133) | (100) | (94) | (115) |
| Legal fees on settlement | 30 | 139 | 33 | 541 | 966 | 1,347 | 96 | – |
| Other income | – | – | – | – | – | – | – | (263) |
| Loss (gain) on sale of marketable securities | – | – | (922) | – | 35 | – | – | – |
| Restructuring costs | 929 | – | – | – | – | – | – | – |
| Earnings (loss) from continuing operations before taxes | 679 | (3,419) | (1,905) | 2,250 | 329 | (2,522) | (671) | 5,923 |
| Current tax expense | – | – | – | – | – | – | – | 114 |
| Earnings (loss) from continuing operations | 679 | (3,419) | (1,905) | 2,250 | 329 | (2,522) | (671) | 5,809 |
| Loss from discontinued operations | (2,610) | (1,765) | (511) | (89) | (111) | (102) | 29 | – |
| Net earnings (loss) | $ (1,931) | $ (5,184) | $ (2,416) | $ 2,161 | $ 218 | $ (2,624) | $ (642) | $ 5,809 |
| Earnings (loss) per common share from continuing operations *: | | | | | | | | |
| Basic | $ 0.01 | $ (0.07) | $ (0.04) | $ 0.05 | $ 0.01 | $ (0.05) | $ (0.01) | $ 0.11 |
| Diluted | $ 0.01 | $ (0.07) | $ (0.04) | $ 0.05 | $ 0.01 | $ (0.05) | $ (0.01) | $ 0.11 |
| Net earnings (loss) per common share *: | | | | | | | | |
| Basic | $ (0.04) | $ (0.11) | $ (0.05) | $ 0.05 | $ 0.00 | $ (0.06) | $ (0.01) | $ 0.11 |
| Diluted | $ (0.04) | $ (0.11) | $ (0.05) | $ 0.05 | $ 0.00 | $ (0.06) | $ (0.01) | $ 0.11 |

** Calculated using quarterly weighted average number of shares outstanding.*

**Liquidity and Capital Resources**

Hemisphere GPS held cash of $17.4 million at the end of the first quarter compared to a balance of $13.5 million at December 31, 2007. The primary items impacting the cash balance during the first quarter were:

- Cash generated from operations, prior to working capital changes, was $6.9 million compared to $3.0 million in the first quarter of 2007.
- Inventory levels remained relatively consistent during the quarter. While inventory is drawn down through the strong demand in the first quarter, inventory levels are replenished to serve demand expected in the second quarter.
- Accounts receivable and payable increased from the fourth quarter as a result of the increase in activity in the first quarter.
- Total capital spending in the first quarter of 2008 was $0.5 million compared to $0.1 million in 2007. Capital costs in 2008 include computer equipment and software associated with the integration of Beeline.
- During the first quarter, 185,746 stock options were exercised for proceeds of $0.3 million.
- As of March 31, 2008, there were 54,560,687 common shares outstanding. On March 27, 2008 the Company filed a final prospectus relating to the Special Warrants financing which closed on December 27, 2007. The Special Warrants were deemed to have been automatically exercised and 5,555,600 common shares were issued to the holders of the Special Warrants.

Hemisphere GPS has an unused operating line of credit with its bank with a maximum borrowing limit of Cdn$7.0 million. The available borrowing limit under this operating line is determined based on trade receivables and inventory levels. The Company has entered into a general security agreement with its bank to secure such indebtedness.

The table below sets forth the repayment schedule of Hemisphere GPS's capital lease obligations at March 31, 2008:

| | Payments Due by Period | | |
|---|---|---|---|
| | Total | less than 1-year | 1 to 3 years |
| Capital lease obligations | $ 49,877 | $ 49,877 | $ – |

**Critical Accounting Policies and Estimates**

Hemisphere GPS prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada and has a Canadian dollar measurement currency and a US dollar reporting currency.

Effective January 1, 2008, the Company adopted the new accounting standard CICA Handbook Section 3031 – "Inventories". Prior to the adoption of this standard, the Company's policies related to inventories were largely consistent with the requirements of the new standard. However, the new standard requires the inclusion of the amortization related to manufacturing activities in the overhead allocated to inventories, which Hemisphere GPS has not done in the past. The Company has adopted this policy retrospectively as of January 1, 2008 as provided for in the standard.

As of January 1, 2008, the Company has also adopted CICA Handbook Section 1535, "Capital Disclosures", Section 3862, "Financial Instruments – Disclosures", and Section 3863, "Financial Instruments – Presentation". The new standards have been adopted on a prospective basis with no restatement of prior periods. Section 1535 and 3862 require additional disclosures regarding the Company's capital management; financial instruments and the nature, extent and management of risks arising from financial instruments to which the Company may be exposed. The adoption of Section 3863 had no effect on the presentation of the Company's financial instruments.

**Changes in Internal Control over Financial Reporting**

There were no changes in internal control over financial reporting that occurred during the Company's most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. For further discussion of internal controls over financial reporting, refer to the Company's Annual Report for the year ended December 31, 2007.

---

The information in the Management's Discussion and Analysis (MD&A) contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations and changes in how they are interpreted and enforced; fluctuations in foreign exchange and interest rates; stock market volatility and market valuations; competition for, among other things, capital and skilled personnel; incorrect assessments of the value of acquisitions; stock market volatility and market valuations and changes in income tax laws. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits the Company will derive from them. Except as required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.

**Hemisphere GPS** PRESS RELEASE



***For Immediate Release***

# Hemisphere GPS Q1 Earnings up 170% to Record US$0.11/Share on Record Revenues of US$26M

*Strong Fundamentals Continue in the Agriculture Markets*

**Calgary, AB — May 1, 2008 — (TSX: HEM)** Hemisphere GPS, a designer and manufacturer of advanced GPS products, today reported financial results for the first quarter of 2008. The Company has historically prepared and reported its financial statements in Canadian dollars. As the Company has grown, its operations have expanded in the United States ("US") and as a result, substantially all of its revenues, and a significant portion of its expenses are denominated in US dollars. In order to better reflect this, the Company has elected to adopt the US dollar as its reporting currency effective January 1, 2008. The Company continues to have a Canadian dollar measurement currency for its consolidated operations. The financial information for all comparative periods have been translated into the new reporting currency. All amounts in this news release are in US dollars unless otherwise noted.

For the first quarter ended March 31, 2008, Hemisphere GPS, reported a 56% increase in revenues to a record $25.9 million, as compared to $16.7 million in the first quarter of 2007. Significant revenue growth was realized in all product lines and regions for ground agriculture, air agriculture, and precision products such as marine heading applications. Revenue growth continues to be driven by strong fundamentals in the agriculture market where record grain prices are resulting in higher farm incomes.

"We have seen a 70% increase in our revenues since the 2007 North American harvest began," stated Steven Koles, President & CEO of Hemisphere GPS. "The combination of record 2007 harvests and record commodity prices in 2008 bode well for a strong year overall."

For the first quarter of 2008, Hemisphere GPS saw growth of about 60% in North American revenues, which is in its seasonally strong period, and 40% growth in non-North American revenues, which is in its seasonally slower period. In addition, the Company commenced shipments of its Outback S3 product at the end of March, which contributed to revenue growth in the quarter.

Gross margins for the quarter increased to 50.5% from 49.5% for the same quarter of 2007. The strengthening of the Canadian dollar relative to the US dollar by approximately 14% year-over-year reduced gross margins by an estimated 2.3 percentage points compared to the first quarter of 2007 as a result of the Canadian dollar component of cost of sales. Offsetting the foreign exchange impact is a positive impact from software revenues related to the Beeline acquisition and gross margin improvements realized from new products as well as cost reductions from outsourcing, design and manufacturing initiatives.

First quarter research and development expenses were $1.8 million, or 7% of revenues, an increase of 67%, including Beeline expenses, compared to the first quarter of 2007 (38% excluding Beeline). The acquisition of Beeline in December 2007 added approximately 20 engineering employees, greatly strengthening the Company's software engineering capability.

Total operating expenses for the first quarter were $8.1 million compared to $5.6 million in same quarter in 2007, representing a 46% increase. 20 percentage points of this increase was attributable to the Beeline acquisition, which added approximately $1.1 million of expenses in the quarter, including integration costs. 9 percentage points are attributable to the impact of foreign exchange, as approximately 40% of the Company's operating expenses are denominated in Canadian dollars. Adjusting for the above items, normalized operating expenses increased by about 17%. Given the significant growth in revenues, this demonstrates the scalability of the Company's business model as revenues grow.

Hemisphere GPS reported record first quarter net income of $5.8 million, or $0.11 per share (basic and diluted), an increase of 169% compared to $2.2 million, or $0.05 per share (basic and diluted), in the first quarter of 2007.

At March 31, 2008, the Company held cash of approximately $17.4 million and working capital of approximately $32 million. In December of 2007 the Company completed a private placement of 5,555,600 special warrants, issued at a price of $3.15 per special warrant, for total gross proceeds of $17,500,140. The special warrants were exercised during the first quarter and one common share was issued in exchange for each special warrant.

**Operational Highlights**

- The Company's new Outback S3, the next generation in Outback Guidance, began shipping in March. The S3 launch represents the most successful product launch in the Company's history. The S3 is loaded with the latest technology and features, employs a color touch screen and is very user friendly. It is expandable to work with other Outback Guidance products and accessories including the Outback eDriveTC™ GPS assisted steering system which automatically steers the vehicle. Combined with BaselineHD™, Outback S3 and eDriveTC provide centimeter-level accuracy. Outback S3 is also expandable to work with the new Outback AutoMate™, an automatic boom control system that monitors and controls individual sprayer sections to minimize overlaps and skips. Second quarter S3 demand to date has also been robust.

- Increased market adoption of auto-steering technologies was evident during the first quarter. Hemisphere GPS' Outback eDriveTC was the highest revenue producing product for Hemisphere GPS in the first quarter. Auto-steering complements guidance technologies such as the Outback S2 and S3. Market penetration of auto-steering in North America is in its early stages at less that 5%, presenting significant opportunity for growth. Hemisphere GPS is leveraging its installed base of Outback Guidance units for upgrade sales opportunities.

- The Company released a development kit for its Eclipse™ dual-frequency global positioning system receiver technology enabling its OEM customers to more easily access and test all of the available features on the Eclipse dual frequency board, simplifying the effort needed to reach a proof of concept and shortening the time required to bring a product to market. The superior performance and versatility of Hemisphere GPS' Eclipse board allows OEM customers to integrate it into a wide variety of precise applications including positioning, navigation and GPS machine control.

- On April 28th at the Brazil Agrishow, Hemisphere GPS signed a new, long-term agreement with Brazil's Stara SA, an advanced producer of agriculture equipment such as seeders and sprayers predominantly for the South American market. The agreement is a recognition of Stara's success in the precision agriculture sector and renews Hemisphere GPS' commitment with Stara to distribute the entire Outback portfolio of GPS-enabled agriculture solutions.

Increases in agricultural commodity prices are being driven by high global demand for food and bio-fuels, in a world with low grain inventories. Increased cash receipts for farming operations are enabling increased investment in farm equipment and technologies, such as GPS which improve farming efficiencies and crop yields. Hemisphere GPS derived more than 85% of its revenues from the agricultural sector in 2007. "GPS guidance has now moved to the forefront of farming operations," stated Mr. Koles. "We have seen increased adoption of GPS guidance and auto-steering by farmers wanting to improve yields and lower input costs."

The Agricultural sector continues to seek to increase efficient and effective delivery of crop planting, spraying, and harvesting to maximize yield. GPS guidance, visual awareness, and auto-steering assist farmers to precisely map and navigate their fields – enabling straighter rows, no skipped areas and minimal overlap. These products significantly reduce driver fatigue and stress, while saving valuable time, fuel, fertilizer, insecticides and other operating costs – ultimately enabling farmers to recoup their GPS investment very quickly.

**Annual General Meeting Reminder**

The Company extends an invitation to shareholders and members of the investment community to attend Hemisphere GPS' upcoming Annual General Meeting at 2:30 p.m. (Calgary time) on Thursday, May 15 in Calgary. It will take place in at the Calgary Telus Convention Centre, Telus Rm. 101-102, 136 Eighth Avenue SE. An electronic version of the Company's 2007 annual report can be found on www.sedar.com.

**Conference Call – Thursday May 1 at 11:00AM ET (9:00am MT)**

A conference call and Web cast for shareholders, analysts and other members of the investment community has been scheduled for Thursday May 1, 2008 at 11:00 a.m. Eastern Time (9:00 a.m. Mountain Time) to discuss the financial results and provide updates on operations.

To participate, please dial 1-800-731-6941 approximately 10 minutes before the conference call.

Please note that a live Web cast of the call will be available on the Hemisphere GPS Web site at http://www.hemispheregps.com. The Web cast will be archived there for later review.

A recording of the call will be available through May 9. Please dial 1-877-289-8525 and enter the reservation number 21269658# to listen to the rebroadcast.

**About Hemisphere GPS**

Hemisphere GPS designs and manufactures innovative, cost-effective GPS products for positioning, guidance, and machine control applications in Agriculture, marine and other markets. The Company holds numerous patents and other intellectual property and owns leading brand names, including Outback Guidance® and BEELINE®, two of the leading brands in precision GPS for Ground Agriculture. The Company is headquartered in Calgary, Alberta, with major product development, sales, and marketing facilities in Arizona, Kansas, Texas, and Australia. For more information about Hemisphere GPS, please go to www.hemispheregps.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Hemisphere GPS' control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. Hemisphere GPS' actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that Hemisphere GPS will derive there from.

**For more information, please contact:**

Cameron Olson
Chief Financial Officer
Hemisphere GPS
403-259-3311
COlson@HemisphereGPS.com

Cory Pala
Investor Relations
E.vestor Communications Inc.
416-657-2400
CPala@evestor.com

# HEMISPHERE GPS INC.

(formerly CSI Wireless Inc.)
Consolidated Balance Sheets
(unaudited - expressed in U.S. dollars)

| | March 31, 2008 | December 31, 2007 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash | $ 17,377,264 | $ 13,455,779 |
| Accounts receivable | 11,113,233 | 7,128,751 |
| Inventories | 14,843,505 | 15,325,088 |
| Deferred commissions | 275,687 | 262,945 |
| Prepaid expenses and deposits | 498,841 | 637,009 |
| Current assets of discontinued operations | – | 398,402 |
| | 44,108,530 | 37,207,974 |
| Deferred commissions | 266,972 | 257,546 |
| Property and equipment | 8,114,679 | 8,200,232 |
| Intangible assets | 9,951,981 | 10,905,247 |
| Goodwill | 41,573,351 | 43,247,897 |
| | $ 104,015,513 | $ 99,818,896 |
| **Liabilities and Shareholders' Equity** | | |
| Current liabilities: | | |
| Accounts payable and accrued liabilities | $ 10,080,574 | $ 8,437,776 |
| Deferred revenue | 1,727,749 | 1,607,063 |
| Current portion of capital leases | 49,877 | 102,939 |
| Notes payable | 11,264 | 327,963 |
| Current liabilities of discontinued operations | – | 58,477 |
| | 11,869,464 | 10,534,218 |
| Deferred revenue | 1,764,035 | 1,716,973 |
| Shareholders' equity: | | |
| Share capital | 103,242,744 | 86,592,382 |
| Performance warrants | 5,296,681 | 5,296,681 |
| Contributed surplus | 2,664,881 | 2,685,651 |
| Warrants | – | 16,237,045 |
| Deficit | (34,510,142) | (40,469,714) |
| Accumulated other comprehensive income | 13,687,850 | 17,225,660 |
| | 90,382,014 | 87,567,705 |
| | $ 104,015,513 | $ 99,818,896 |

# HEMISPHERE GPS INC.

(formerly CSI Wireless Inc.)
Consolidated Statements of Operations and Deficit
Three months ended March 31, 2008 and 2007
(unaudited - expressed in U.S. dollars)

| | 2008 | 2007 |
|---|---|---|
| Sales | $ 25,908,764 | $ 16,648,055 |
| Cost of sales | 12,834,517 | 8,400,961 |
| | 13,074,247 | 8,247,094 |
| Expenses: | | |
| Research and development | 1,804,391 | 1,080,883 |
| Sales and marketing | 3,298,067 | 2,639,236 |
| General and administrative | 1,965,506 | 1,136,579 |
| Stock-based compensation | 127,880 | 187,605 |
| Amortization | 927,765 | 514,790 |
| | 8,123,609 | 5,559,093 |
| Earnings before undernoted items | 4,950,638 | 2,688,001 |
| Foreign exchange gain | (594,359) | (39,991) |
| Interest income | (115,172) | (63,004) |
| Legal fees on the settlement of lawsuit | – | 540,761 |
| Other income | (263,036) | – |
| Earnings before income taxes | 5,923,205 | 2,250,235 |
| Current income taxes | 113,768 | – |
| Earnings from continuing operations | 5,809,437 | 2,250,235 |
| Loss from discontinued operations | – | 89,527 |
| Net earnings | 5,809,437 | 2,160,708 |
| Deficit, beginning of period | (40,469,714) | (39,581,793) |
| Adjustment due to adoption of new accounting policy | 150,135 | – |
| Deficit, end of period | $ (34,510,142) | $ (37,421,085) |
| Earnings per common share from continuing operations: | | |
| Basic | $ 0.11 | $ 0.05 |
| Diluted | 0.11 | 0.05 |
| Earnings per common share: | | |
| Basic | $ 0.11 | $ 0.05 |
| Diluted | 0.11 | 0.05 |
| Weighted average shares outstanding: | | |
| Basic | 50,786,540 | 46,139,053 |
| Diluted | 51,533,451 | 46,139,053 |

# HEMISPHERE GPS INC.

(formerly CSI Wireless Inc.)
Consolidated Statements of Comprehensive Income
Three months ended March 31, 2008 and 2007
(unaudited - expressed in U.S. dollars)

| | 2008 | 2007 |
|---|---|---|
| Net earnings | $ 5,809,437 | $ 2,160,708 |
| Unrealized gains (loss) recorded on translation of assets and liabilities | (3,537,810) | 8,402,216 |
| Comprehensive income | $ 2,271,627 | $ 10,562,924 |

# HEMISPHERE GPS INC.

(formerly CSI Wireless Inc.)
Consolidated Statements of Cash Flows
Three months ended March 31, 2008 and 2007
(unaudited - expressed in U.S. dollars)

| | 2008 | 2007 |
|---|---|---|
| Cash flows from operating activities: | | |
| Earnings from continuing operations | $ 5,809,437 | $ 2,250,235 |
| Items not involving cash: | | |
| Amortization | 927,765 | 514,790 |
| Stock-based compensation | 127,880 | 187,605 |
| Cash from continuing operations | 6,865,082 | 2,952,630 |
| Change in non-cash operating working capital: | | |
| Accounts receivable | (4,027,116) | (3,679,917) |
| Inventories | (114,455) | (618,091) |
| Prepaid expenses and deposits | 116,198 | 148,449 |
| Accounts payable and accrued liabilities | 2,016,258 | 2,672,093 |
| Notes payable | (311,217) | – |
| Deferred revenue | 303,492 | 534,285 |
| Deferred commissions | (43,327) | (103,628) |
| | 4,804,915 | 1,905,821 |
| Cash used in discontinued operations | – | (111,144) |
| | 4,804,915 | 1,794,677 |
| Cash flows from (used in) financing activities: | | |
| Long-term debt | – | (256,501) |
| Capital leases | (50,241) | (41,237) |
| Issue of share capital | 334,454 | 24,675 |
| Share issue cost | (69,716) | (14,488) |
| | 214,497 | (287,551) |
| Cash flows used in investing activities: | | |
| Purchase of property and equipment | (471,469) | (127,308) |
| Increase in cash position | 4,547,943 | 1,379,818 |
| Effect of currency translation on cash balances and cash flows | (626,458) | 125,389 |
| Cash, beginning of period | 13,455,779 | 9,577,280 |
| Cash, end of period | $ 17,377,264 | $ 11,082,487 |

Hemisphere GPS

PRESS RELEASE

**For Immediate Release**

# Hemisphere GPS Issues Q1 Conference Call Notice, Adopts U.S. Dollar Reporting

**Calgary, AB —April 25 2008 — (TSX: HEM)** Hemisphere GPS, a designer and manufacturer of advanced GPS products, issued a conference call notice for its first quarter ended March 31, 2008. The Company will release first quarter results prior to the open of trading on the Toronto Stock Exchange on Thursday May 1, 2008. A conference call and Web cast for shareholders, analysts and other members of the investment community has been scheduled for Thursday May 1, 2008 at 11:00 a.m. Eastern Time (9:00 a.m. Mountain Time) to discuss the financial results and provide updates on operations.

The Company has historically reported its consolidated financial statements in Canadian dollars. As a result of the continued expansion of the Company's U.S. operations, a significant and growing U.S. customer base and because substantially all of its revenue is denominated in U.S. dollars, the Company has elected to adopt the U.S. dollar as its reporting currency effective January 1, 2008. The financial statements to be released on May 1, 2008 will be reported in U.S. dollars and all comparative periods will be translated into U.S. dollars in accordance with related accounting standards. The Company continues to have a Canadian dollar measurement currency.

To participate in the conference call, please dial 1-800-731-6941 approximately 10 minutes before the conference call.

Please note that a live Web cast of the call will be available on the Hemisphere GPS Web site at http://www.hemispheregps.com. The Web cast will be archived there for later review.

A recording of the call will be available through May 9. Please dial 1-877-289-8525 and enter the reservation number 21269658# to listen to the rebroadcast.

**About Hemisphere GPS**
Hemisphere GPS designs and manufactures innovative, cost-effective GPS products for positioning, guidance, and machine control applications in Agriculture, marine and other markets. The Company holds numerous patents and other intellectual property and owns leading brand names, including Outback Guidance® and BEELINE®, two of the leading brands in precision GPS for Ground Agriculture. The Company is headquartered in Calgary, Alberta, with major product development, sales, and marketing facilities in Arizona, Kansas, Texas, and Australia. For more information about Hemisphere GPS, please go to www.hemispheregps.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Hemisphere GPS' control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. Hemisphere GPS' actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that Hemisphere GPS will derive there from.

**For more information, please contact:**
Cory Pala
Investor Relations
E.vestor Communications Inc.
Phone: (416) 657-2400
E-mail: CPala@evestor.com

END